UNTIED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Javelin Exchange-Traded Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code): 338 The Great Road Princeton, NJ 08540

Telephone Number (including area code): 610-529-3836

Name and address of agent for service of process: The Corporation Trust Company
1209 Orange Street Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes ☐   No ☒

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collect4ed on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of the Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

___________________________

*    See footnote 1 to Item 1.

**  See Instructions 4(b) and 4(f).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1102 (1201)

Item 1.

The exact name of Registrant is Javelin Exchange-Traded Trust.

Item 2.

Formation under the laws of the State of Delaware as of July 18, 2007.

Item 3.

Registrant is a Trust.

Item 4.

Registrant is a “management company” within the meaning of Section 4(3) of Investment Company Act of 1940, as amended (the “1940 Act”).

Item 5.

(a) Registrant is a “open-end company” within the meaning of Section 5(a) (2) of the 1940 Act.

(b) Registrant is registering as a “diversified company” within the meaning of the Section 5 (b) (2) of the 1940 Act.

Item 6.

It is proposed that Javelin Investment Management, LLC will be Registrant’s investment adviser.

Item 7.

Brinton W. Frith	Sole Director	338 The Great Road
	President	Princeton, NJ 08540

At its upcoming organizational meeting, Registrant proposes to appoint two independent trustees.

Item 8.

Not applicable.

Item 9.

(a) No. Registrant is not currently issuing and offering its securities directly to the public.

(b) Not applicable.

(c) No. Registrant does not presently propose to make a public offering of its securities.

(d) No. Registrant does not currently have any securities issued and outstanding.

(e) Not applicable.

Item 10.

Registrant does not currently have any assets.

Item 11.

No. Registrant has not applied, and does not intend to apply, for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

Item 12.

Not Applicable.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS CAUSED THIS NOTIFICATION OF REGISTRATION TO BE DULY SIGNED ON ITS BEHALF  BY THE UNDERSIGNED, THERETO DULY AUTHORIZED,

Javelin Exchange Traded Trust

September 19, 2007	By:	/s/ Brinton W. Frith
Brinton W. Frith